

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Eric Weisblum
Chief Executive Officer
Silo Pharma, Inc.
560 Sylvan Avenue, Suite 3160
Englewood Cliffs, NJ 07632

> **Re: Silo Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 16, 2021**
> **File No. 333-253170**

Dear Mr. Weisblum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact SiSi Cheng at 202-551-5004 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Friedman, Esq.